WABCO Holdings Inc.
1 Centennial Ave.
PO Box 6820
Piscataway, NJ
08855-6820
www.wabco-auto.com
Phone: 732-369-7450
Fax: 732-369-7490

May 11, 2009

Via Electronic Submission & US Mail

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

Re:	WABCO Holdings Inc.
Form 10-K for the year ended December 31, 2008
Filed February 24, 2009
File No. 001-33332

Dear Ms. Cvrkel:

On behalf of WABCO Holdings Inc. (the “Company”), we are hereby responding to the comments by the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated April 30, 2009 (the “Comment Letter”), in connection with the Company’s Form 10 K annual report for the year ended December 31, 2008 (“Form 10-K”).

We hereby acknowledge that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For convenience of reference, each of the Staff’s comments is reproduced below in italics under the headings followed in each case by the related Company response.

Form 10-K for the year ended December 31, 2008

Selected Financial Data, page 24

1.	In future filings please include a note to the selected financial data which discloses that for periods prior to July 31, 2007, the company operated as the Vehicle Control Systems business division with American Standard (Trane). The financial statements from these periods represent carve-out financial statements of the business within American Standard (Trane).

Company Response:

In response to the Staff’s comment, in future filings the Company will revise its disclosure accordingly.

Management’s Discussion and Analysis, page 25

— Results of Operations for 2007 Compared with 2006 – Gross Profit, page 31

2.	We note your disclosure that gross profit in 2007 benefited from, in part, a reduction of warranty expenses of $9.8 million. Please explain to us and disclose in future filings why you believe it was appropriate to reduce warranty expenses in 2007.

Company Response:

As described in the Company’s Critical Accounting Policies and Estimates section of our MD&A, the Company advises the Staff that the Company records warranty expense, covering basic warranty, product recalls and service campaigns, based primarily on warranty claims experience. The Company’s methodology for estimating and accounting for these expenses has remained consistent over time.

Warranty expense in 2007 was lower than 2006 due to the improvement in claims experience for basic warranties over the course of 2007 versus the claims experience evidenced throughout 2006 and prior years. In addition, the amount of service campaigns as well as product recalls were substantially less in 2007. The lower expense recorded in 2007 had no impact on the reserve levels already established in 2006 and prior years, with the improved claims experience in 2007 resulting in lower expense levels on products sold in 2007.

In response to the Staff’s comment, in future filings the Company will disclose accordingly.

— Liquidity and Capital Resources – Cash Flow, page 33

3.	In future filings please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Company Response:

The Company supplementally advises the Staff that the Company did not believe that a year-over-year comparison of the changes to the Company’s liquidity between 2006 and 2007 would enhance investors understanding of the Company’s current liquidity given the fact that the Company was a division of Trane (American Standard) during 2006. However, in future filings the Company will revise its disclosure in response to the Staff’s comment.

— Critical Accounting Policies and Estimates, page 39

4.	Please revise future filings to include a discussion of the estimates and assumptions used in your accounting for goodwill and the related impairment analysis as part of your Critical Accounting Policies and Estimates section of MD&A. Your discussion should include the following:

•	Types of assumptions underlying the most significant and subjective estimates;

•	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and

•	Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Company Response:

In response to the Staff’s comment, in future filings the Company will revise its disclosure accordingly.

Audited Financial Statements

Statements of Cash Flows, page 48

5.	We note from the financing activities section in your statement of cash flows that you present cash flow activities for borrowings of revolving credit facilities and short-term debt on a net rather than on a gross basis. Please provide us with and expand your disclosure to explain your basis for presenting cash flows from revolving credit facilities and short-term debt on a net rather than gross basis, supported by the guidance in paragraph 11, 12 and 13 of SFAS No. 95 or revise your financial statements in future filings to present borrowings and repayments on a gross basis.

Company Response:

Under paragraph 13 of SFAS No. 95, reporting of cash flow activities for borrowings is permitted on a net basis for certain items where the turnover is quick, the amounts are large, and the maturities are short. Items such as cash receipts and payments pertaining to debt, providing the original maturity of the asset or liability is three months or less, would qualify for this net reporting treatment. The Company’s revolving credit facility allows the Company to designate borrowing periods of one, two, three, or six month periods at the date of each borrowing and the Company executes its borrowings under this facility for periods not exceeding three months. Accordingly, the Company believes that it is appropriate to present its financing activities for borrowings under its revolving credit facilities on a net rather than gross basis.

In respect to the Company’s net (repayments) / borrowings of short-term debt, the Company advises the Staff that this line item consists primarily of the Bank of Tokyo credit facility ($64.5 million) which is a single drawdown, non-revolving facility with a maturity of 364 days. Additionally, the Company has other short-term credit facilities with immaterial repayments and borrowings ($6.3 million) included in this line item on a net basis. The Company believes that given the disclosure in Note 13 in respect to the draw down of its Bank of Tokyo facility and the immateriality of its borrowings and repayments under other short-term credit facilities, the net presentation in the cash flow statement is preferable, since a gross presentation will not enhance the usefulness to the reader.

In response to the Staff’s comment, in future filings the Company will expand its disclosure accordingly.

Notes to the Financial Statements

Note 5, Capital Stock, page 56

6.	We note your disclosure that assumptions used for volatility, expected holding period and forfeiture rate were updated by the Company as of September 1, 2008 and that it is not expected that the use of these new assumptions will have a material impact to the statement of income with regard to future stock option grants. In this regard, please explain why it appears that your assumptions remain unchanged prior to September 1, 2008. Further, please explain to us the reason(s) why the Company chose to update the assumptions as of September 30, 2008. We may have further comment upon receipt of your response.

Company Response:

The Company supplementally advises the Staff that the Company’s common stock began trading publicly on August 1, 2007 following the Company’s spin-off from its former parent, Trane. Due to the lack of standalone data resulting from the Separation, the Company used assumptions consistent with Trane’s assumptions when the Company granted stock options on the spin date (August 2007) and in connection with the Company’s first annual grant (February 2008). The Company had represented a significant part of Trane prior to its August 1, 2007 spin-off. Therefore, in accordance with paragraph A22 of SFAS 123R the Company believed that the assumptions used by Trane were a reasonable substitute given the Company’s lack of standalone trading history. The Company determined to review and update these assumptions during the third quarter of 2008, which would approximate the Company’s one-year anniversary from the spin-off, by which time a sufficient amount of data as a standalone public company would have been established. The Company publicly disclosed its decision to review and update the assumptions during third quarter of 2008 in both its first and second quarter Form 10-Q’s of 2008. The resulting change in these assumptions is not evident in the Company’s financial statements because there were no stock options granted subsequent to September 1, 2008 and therefore no options were fair valued using these assumptions.

Note 12, Debt, page 66

7.	We note your disclosure that the balance outstanding on the 2008 Rabobank facility is classified as long-term as the Company has the ability and intent to refinance the debt using the five-year $800 million, multi-currency revolving credit facility. In light of the fact that you disclose elsewhere in the filing that you intend to use the five-year $800 million facility to pay any fine imposed by the EU relating to alleged infringements of EU competition rules, please tell us why you believe you have the ability to refinance this amount using the five year revolving credit facility, considering the requirements outlined in paragraph 11 of SFAS 6. Also, please tell us how the disclosure in Note 13 that you expect the EBITDA covenant will limit your ability to borrow under your existing credit agreements in 2009 affects your ability to refinance the Rabobank facility.

Company Response:

The Company supplementally advises the Staff that the Company’s five-year $800 million, multi-currency revolving credit facility does not expire within one year, that the Company believes the lender is capable of honoring this agreement, and the Company is not, in violation of any of its covenants there under, as per the guidance under paragraph 11 of SFAS 6.

The Company further supplementally advises the Staff that it intends to repay the Rabobank facility by drawing down on the five-year $800 million, multi-currency revolving credit facility. These facilities are seen as complementary in the sense that the usage of one reduces the usage of the other, and does not cause the total indebtedness of the Company to change. The Company’s ability to borrow under the multi-currency revolving credit facility to repay the Rabobank facility is not expected to impact the Company’s net borrowing capacity to pay the EU fine since the Company’s total indebtedness will not change.

The Company’s disclosure in Note 13 of the financial statements was made in connection with the Company’s statement that if the fine were to be issued in an amount in excess of our funding capability at the time, and various mitigating actions were to fail, the fine could have a material adverse effect on the Company’s financial condition and liquidity. However, management believes that the Company’s expected trailing four quarters adjusted EBITDA for 2009 should not impact the Company’s ability to maintain current borrowing levels, and hence our ability to refinance the Rabobank facility.

Note 13, Warranties, Guarantees, Commitments and Contingencies – Guarantees and Commitments, page 67

8.	We note your disclosure that upon WABCO obtaining control of WABCO-TVS, WABCO-TVS will be included in the consolidated financial statements of the company. Please tell us, and disclose in future filings, the estimated effect on operating income, net income, earnings per share, and total assets will be once WABCO-TVS is consolidated. Also, tell us the estimated gain or loss on the transaction that may be recognized in the income statement. If you do not expect the transaction to have a material effect on the Company, please indicate this in your response.

Company Response:

The Company supplementally advises the Staff that the Company did not disclose the estimated effect of obtaining control of WABCO-TVS Ltd. on operating income, net income, earnings per share, and total assets because the Company concluded that the acquisition of WABCO-TVS Ltd. would not be considered a material business combination. In reaching this conclusion, the Company referenced Regulation S-X 210.1-02(w) and concluded that WABCO-TVS Ltd. would not be considered a significant subsidiary and accordingly would not be material to the Company’s financial position or results.

The estimated gain or loss on the transaction is dependent on the stock price of Sundaram-Clayton Ltd. Since the stock price has been volatile over the past few months, and since the complete transaction is not required to occur until September 30, 2010, the Company supplementally advises the Staff that the Company is not in a position to reasonably estimate the gain or loss that will likely result from the transaction. However, based upon the trading stock price of Sundaram-Clayton Ltd. at the time the Company filed its 2008 Form 10-K, the loss would have been approximately $4 million, which the Company believes to be immaterial.

Contingencies, page 68

9.	We note your disclosure that if the Commission had issued a fine in 2007 and based it on American Standard’s reported worldwide revenue in 2006; the total potential maximum liability would have been approximately $1.1 billion subject to a probable reduction for leniency of at least 20%. Please tell us, and update your disclosure in future filings to indicate what the potential maximum liability would have been if the Commission had issued a fine in 2008.

Company Response:

The Company advises the Staff that it is unclear what the potential maximum liability would have been if the European Commission had issued its fine in 2008 based upon Trane’s (formerly American Standard’s) worldwide revenue. As the Company disclosed in its Form 10-K, the effect, if any, of the spin-off of WABCO from American Standard, the sale of its Bath and Kitchen business to Ideal Standard International, and the merger of Trane with Ingersoll Rand, all of which occurred in 2007 and 2008, on the calculation of such 10% liability cap is unclear. The Company respectfully submits to the Staff that its current disclosure relating to this loss contingency is sufficient, and the Company will continue to monitor this disclosure as and when new facts come to the Company’s attention.

10.	We note from your disclosure at the top of page 16 that among the contingent liabilities against which you will indemnify Trane and other indemnities, are non U.S. environmental liabilities associated with certain Trane entities. Please provide us, and disclose in Note 13 in future filings, the nature of the assumed environmental contingencies and how you have accounted for them in your financial statements. Also, your critical accounting policies section in MD&A should be similarly revised in future filings.

Company Response:

The Company supplementally advises the Staff that it is not aware of any contingent environmental matters arising out of its indemnification obligations that would be required to be reflected in the Company’s financial statements. If and when the Company becomes aware of any assumed environmental contingencies, the Company will consider whether to update its critical accounting policy disclosure accordingly.

Note 14, Income Taxes, page 70

11.	We note from your disclosure that the income tax provision for 2008 includes a net benefit of $8.3 million, principally related to a reduction of an unrecognized tax benefit recorded in the third quarter of 2007 related to the separation of the WABCO business from Trane, and that this change in estimate resulted from the filing of 2007 Federal Income tax returns in September 2008. Please tell us why you believe this is a change in estimate rather than a correction or an error. See paragraph 2 of SFAS No. 154.

Company Response:

The Company supplementally advises the Staff that as a result of the completion of Trane’s tax return process in September 2008, Trane informed the Company that it had taken an action subsequent and unrelated to the 2007 spin-off of the Company from Trane, which had a retroactive effect under US tax law that impacted favorably the Company’s tax position. Consequently, this new information provided during the third quarter of 2008 resulted in a reduction of a FIN 48 unrecognized tax benefit that was created as a result of the spin-off of the Company from Trane. This reduction was recorded as a result of the new information provided by Trane in September 2008, and was not the result of a mathematical mistake, mistake in the application of GAAP, oversight, or misuse of facts by the Company. As a result, pursuant to paragraphs 2d and 2h of SFAS No. 154, the Company believes this matter represents a change in accounting estimate and not a correction of an error.

Note 16, Related Party Transactions, page 72

12.	We note from your disclosure that amounts related to the Sundaram-Clayton Ltd equity investment have been derived from the audited consolidated financial statements as of and for the period ended March 31, 2008. In light of the requirements of APB 18 to use the “most recent available” information, we believe that the lag period between March 31, 2008 and December 31, 2008 (the Company’s year end), may not be appropriate if it produces material differences. Please tell us why you believe it is appropriate to use a March 31, 2008 date to report results of your investment in Sundaram-Clayton Ltd. If using this date, or any date not within 90 days of December 31, 2008 (the Company’s year-end) for purposes of recording your investment in Sundaram-Clayton Ltd would not produce material differences in your financial statements, please state this in your response and in your disclosure in future filings.

Company Response:

The Company supplementally advises the Staff that the accounting for the equity investment in Sundaram-Clayton Ltd is recorded using the unaudited results of operations of Sundaram-Clayton Ltd and its related subsidiaries available through December 31, 2008. However, since Sundaram-Clayton Ltd. is not required to prepare consolidated financial statements on a quarterly basis, the latest available information for purposes of our required disclosure in the related party footnote can only be obtained from the most recent year-end audited consolidated financial statements (i.e. March 31, 2008). It is only through these audited financial statements that the Company has the ability to generate all of the necessary balance sheet and income statement items for purposes of this footnote disclosure.

Exhibit 10.31

13.	We note you have incorporated by reference Exhibit 10.31. This filing does not include all of the schedules and exhibits listed in the table of contents of the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please amend your Form 10-K to file the entire credit agreement, including all exhibits and schedules.

Company Response:

In response to the Staff’s comment, the Company has refiled Exhibit 10.31 in its Form 10-Q for the quarter ended March 31 2009, and included the mistakenly omitted schedules. The Company supplementally advises the Staff that two of the three mistakenly omitted schedules (which are carve outs to the Company’s representations in the credit facility) did not contain any information. The mistakenly omitted exhibits were “form of” assignment agreements, joinder agreements, notes and officer’s certificates, as well as legal opinions from the Company’s counsel to the lenders, which the Company did not believe were material.

Exhibit 10.32

14.	We note you have incorporated by reference Exhibit 10.32. This filing does not include all of the schedules and exhibits listed in the table of contents of the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please amend your Form 10-K to file the entire credit agreement, including all exhibits and schedules.

Company Response:

The Company supplementally advises the Staff that the Company’s 364-Day Credit Agreement with ABN AMRO, which had previously been listed as Exhibit 10.32 on the Exhibit Index to the Form 10-K had never been drawn against and expired in March 2009. As the Company had previously disclosed, the Company did not intend to, and in fact did not, renew this facility. As a result, the Company believes that it would not be appropriate to refile this exhibit to correct the omission of schedules and exhibits.

Exhibit 10.33

15.	We note you have incorporated by reference 10.33. This filing is missing schedule 3, which is listed in the table of contents of the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please amend your Form 10-K to file the entire credit agreement, including this schedule.

Company Response:

In response to the Staff’s comment, the Company has refilled Exhibit 10.33 in its Form 10-Q for the quarter ended March 31, 2009 and included the missing exhibit, which was a copy of the Company’s Five-Year Revolving Credit Facility, which itself was filed as a separate Company material contract exhibit.

Other

16.	Please confirm that you will file all exhibits in full and include all attachments, schedules and exhibits in future filings.

Company Response:

In response to the Staff’s comment, the Company confirms that it will file all exhibits in full and include all attachments, schedules and exhibits in future filings.

We thank you for your prompt attention to these responses and look forward to hearing from you at your earliest convenience. Please direct any questions concerning these responses to the undersigned at 32-2-663-9855, or alternatively Todd Weinblatt, Vice President and Controller, in the US at 732-369-7480.

Very truly yours,

Ulrich Michel
Chief Financial Officer